UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-31909

ASPEN INSURANCE HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

141 Front Street

Hamilton HM 19

Bermuda

(441) 295-8201

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares

(Title of each class of securities covered by this Form)

5.95% Fixed-to-Floating Rate Perpetual Non-Cumulative Preference Shares

5.625% Perpetual Non-Cumulative Preference Shares

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One (1)

Pursuant to the requirements of the Securities Exchange Act of 1934, Aspen Insurance Holdings Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	February 25, 2019	By:	/s/ Scott Kirk
Name: Scott Kirk Title: Group Chief Financial Officer